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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65365

RECEIVED MAR 01 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTI SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 SOUTH SIXTH STREET SUITE 3720
(No. and Street)

MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON, HOWARD ROBERT DIXON & DAHL, LLP
(Name – *if individual, state last, first, middle name*)

125 MAIN STREET SE, STE 250, MINNEAPOLIS MN 55414
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. D'AQUILA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCANTI SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA M JOHNSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Signature

PRESIDENT & CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCANTI SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2004 and 2003

MERCANTI SECURITIES, LLC

CONTENTS

DIXON & DAHL, LLP
certified public accountants

To the Board of Directors
Mercanti Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Mercanti Securities, LLC ("the Company"), as of December 31, 2004 and 2003, and the related statement of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Mercanti Securities, LLC, at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (k) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
February 24, 2005

Dixon + Dahl, LLP

125 Main Street SE, Suite 250 · Minneapolis, MN 55414 · 612.676.1040 · fax 612.676.1041 · www.dixondahl.com

MERCANTI SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash (Note 1)	$ 623,945	$ 736,342
Accounts receivable (Note 1)	311,125	1,013,468
Due from parent company (Notes 1 & 2)	-	202,770
	$ 935,070	$ 1,952,580

LIABILITIES AND MEMBER'S EQUITY

	2004	2003
LIABILITIES:		
Due to parent company (Notes 1 and 2)	$ 571,904	$ -
MEMBER'S EQUITY	363,166	1,952,580
	$ 935,070	$ 1,952,580

The accompanying notes are an integral part of the financial statements.

MERCANTI SECURITIES, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

OPERATIONS

	2004	2003
REVENUES	$ 456,873	$ 3,285,768
EXPENSES:		
Contract costs	10,388	29,966
Compensation and benefits	1,259,056	966,737
Marketing and promotion	24,650	36,388
Occupancy	89,929	76,199
Other expenses	187,264	233,898
Total expenses	1,571,287	1,343,188
Net income (loss)	$ (1,114,414)	$ 1,942,580

The accompanying notes are an integral part of the financial statements.

MERCANTI SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY (Item e)
Years Ended December 31, 2004 AND 2003

		2004	2003
BALANCE - Beginning of year		$ 1,952,580	$ -
Add :	Capital contribution	-	10,000
	Net income	-	1,942,580
Deduct :	Net loss	(1,114,414)	-
	Distributions	(475,000)	-
BALANCE - End of year		$ 363,166	$ 1,952,580

The accompanying notes are an integral part of the financial statements.

MERCANTI SECURITIES, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,114,414)	$ 1,942,580
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities -		
(Increase) decrease in current assets:		
Accounts receivable	702,343	(1,013,468)
Cash provided (used) by operating activities	(412,071)	929,112
CASH FLOWS FROM INVESTING ACTIVITIES:		
Amount advanced to parent company	202,770	(202,770)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	-	10,000
Distributions	(475,000)	-
Increase in amount due to parent company	571,904	-
Cash provided by financing activities	96,904	10,000
INCREASE (DECREASE) IN CASH	(112,397)	736,342
CASH AT BEGINNING OF YEAR	736,342	-
CASH AT END OF YEAR	$ 623,945	$ 736,342

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a) Nature of Business. Mercanti Securities, LLC ("the Company"), is a wholly owned subsidiary of Mercanti Group, LLC ("the Parent"). The Company's primary activities include the execution of transations for customers for a fee and providing customers with investment advice with respect to securities. The company provides these services through a group of brokers located at the Parent locations. At December 31, 2004, the Parent maintained offices in Minneapolis, Minnesota and Los Angeles, California.

b) Use of Estimates. The preparation of financial statements in conformity with accounting princoples generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents. For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d) Concentration of Credit Risk. The Company had extended unsecured credit to regular customers amounting to $311,125 at December 31, 2004, and $1,013,468 at December 31, 2003.

The Company maintains its cash balances at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balance totaled $523,945.

e) Income Taxes. The Company is not a taxpaying entity for federal income tax purposes, and thus no provision for income taxes has been recognized. Income of the Company is passed through to its Parent member, Mercanti Group, LLC, which then passes its income through to the members of that entity.

2. RELATED PARTY TRANSACTIONS.

a) The Company has entered into a cost-sharing agreement with its Parent company to share expenses on office space, equipment, and services based on estimated usage. For the years ended December 31, 2004 and 2003, fifty percent of costs of the Parent were allocated to the Company for compensation and benefits, marketing and promotion, occupancy, and other expenses, with the exception of travel costs.

b) At December 31, 2004, the Company owed the Parent company $571,904, an amount which represents reimbursement for shared costs.

c) At December 31, 2003 the Company had advanced to the Parent company the amount of $202,770 as prepayment for future costs to be billed by the Parent.

3. MAJOR CUSTOMER.

More than fifty percent of all sales for the year 2004 and all accounts receivable at December 31, 2004, were to one customer.

4. NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minumum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net captial ratio would exceed 10 to 1. The Company is required to have a minumum net capital of $5,000. At December 31, 2004, net capital was in excess of the required minimum net capital by $358,166.

MERCANTI SECURITIES, LLC

SUPPLEMENTAL SCHEDULES
December 31, 2004 and 2003

MERCANTI SECURITIES, LLC

COMPUTATION OF NET CAPITAL (Item g)
Year Ended December 31, 2004

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	363,166
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000

MERCANTI SECURITIES, LLC

RECONCILATION (Item k)
December 31, 2004 and 2003

No material differences existed at December 31, 2004, between the audited computation of net capital and the broker-dealer's Unaudited Part IIA.